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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/30/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
GPC Securities, Inc.
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

SEC RECEIVED PROCESSING FEB 28 2006 WASH., D.C. 213 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Peachtree Street
(No. and Street)

Atlanta	**Georgia**	**30361**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda McDougald **404-879-3505**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

GPC SECURITIES, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, Anthony Daulerio and Linda McDougald, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GPC Securities, Inc. (the "Company") for the year ended December 30, 2005, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ______________________ 2/27/2006
Date

Treasurer of Princeton Retirement Group
Title

Signature ______________________ 2/27/2006
Date

Vice President
Title

February 24, 2006
Cheryl L. MacKinnon
Expires March 22, 2008

Subscribed and sworn to before me
on this 27th day of February, 2006

Notary Public

CARLOS FIGUEROA
Notary Public of New Jersey
My Commission Expires June 23, 2009

GPC SECURITIES, INC.
(S.E.C. I.D. 30108)

BALANCE SHEET
AS OF DECEMBER 30, 2005
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

GPC Securities, Inc.:

We have audited the accompanying balance sheet of GPC Securities, Inc. (the "Company") as of December 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of GPC Securities, Inc. at December 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2006

GPC SECURITIES, INC.

BALANCE SHEET
AS OF DECEMBER 30, 2005

ASSETS

Cash and cash equivalents	$ 1,077,791
Cash segregated for regulatory purposes or deposited with clearing organizations	142,343
Receivables from customers held at clearing brokers	1,353,655
Receivables from affiliate	117,903
Receivables from clearing brokers	27,309
Income Taxes Receivable	8,568
Prepaid expenses	10,363
TOTAL	$2,737,932

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to customers held at clearing brokers	$ 1,354,677
Accrued expenses	28,865
Payables to affiliate	47,840
Total liabilities	1,431,382
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—authorized, 5,000,000 shares; issued and outstanding, 21,426 shares	21,426
Additional paid-in capital	1,285,930
Retained earnings	(806)
Total stockholder's equity	1,306,550
TOTAL	$2,737,932

See notes to balance sheet.

GPC SECURITIES, INC.

NOTES TO BALANCE SHEET
AS OF DECEMBER 30, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Description of Business—GPC Securities, Inc. (the "Company") is a registered broker-dealer which distributes securities of investment companies as well as equity securities. On July 15, 2005, Princeton Retirement Group (the "Parent"), a wholly owned subsidiary of Merrill Lynch and Co., Inc ("ML&Co."), acquired all of the outstanding stock of the Company, formerly AMVESCAP Services, Inc. The Company maintains an agreement with ADP Clearing and Outsourcing, Inc. ("ADP"), formerly US Clearing ("USC"), for clearing services on a fully disclosed basis for accounts introduced by the Company. The Company has received approval from the National Association of Securities Dealers to participate as member of the National Securities Clearing Corporation to clear transactions in securities of investment companies initiated by plan fiduciaries serviced by the Parent.

Basis of Presentation — The Balance Sheet is presented in accordance with accounting principles generally accepted in the United States of America, which include industry practices.

Use of Estimates — In presenting the Balance Sheet, management makes estimates that affect the reported amounts and disclosure of contingencies in the Balance Sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates resulting in a material impact to the Balance Sheet. It is possible such changes could occur in the near term.

Balance Sheet Captions—The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents—The Company considers shares of mutual funds which invest primarily in highly liquid instruments purchased with maturities, when purchased, of three months or less to be cash equivalents. The Company owns shares of a money market mutual fund in the amount of $713,306 at December 30, 2005.

Cash Segregated for Regulatory Purposes or Deposited with Clearing Organizations—At December 30, 2005, the Company had $141,321 cash subject to withdrawal restrictions and $1,022 of cash segregated and secured in accordance with federal and other regulations.

Receivables from Customers and Payable to Customers Held at Clearing Brokers – Customers securities and transactions are recorded on a settlement date basis.

Receivables from Clearing Brokers — Receivables from brokers primarily include amounts receivable for clearing services on mutual fund and stock transactions.

Prepaid Expenses— Prepaid expenses consist primarily of annual securities dealer fees.

Income Taxes— The results of operations of the Company are included in the consolidated U.S. federal income tax return of ML&Co., and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense is based on a consolidated composite state tax rate.

The Company provides for income taxes on all transactions that have been recognized in the Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes*.

2. INCOME TAXES

The Company has no deferred tax assets or liabilities at December 30, 2005.

3. RELATED-PARTY TRANSACTIONS

The Parent and the Company entered into a management agreement to compensate the Parent for management services and expenses paid by the Parent on behalf of the Company. As compensation for services rendered by the Parent, the Parent is entitled to management fees in an amount equal to the amount by which revenues other than distribution fees generated by the Company exceed the Company's expenses other than income taxes. The Company's expenses include expense incurred by the Parent that the parties believe are attributable to the Company's operations. In addition to any expenses incurred directly on the Company's behalf and paid by the Parent, the Company is allocated a portion of the staff, equipment, rent, and other costs incurred by the Parent, based upon a calculation of the number of full-time equivalent employees performing Company functions within each applicable department of the Parent, or other comparable method as necessary.

At December 30, 2005, the Company had a payables to affiliates of $47,840. This amount is non-interest-bearing and due upon demand. At December 30, 2005, the Company had a receivable from affiliates of $117,903. This amount is non-interest bearing and due upon demand.

4. CONTINGENCIES

Litigation —The Company has not been named as a defendant in any legal actions, including arbitrations, class actions and other litigation arising in connection with its activities.

5. NET CAPITAL AND RESERVE REQUIREMENTS AND OTHER REGULATORY MATTERS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires both the maintenance of a minimum level of net capital as well as a ratio of aggregate indebtedness to net capital, both as defined. At December 30, 2005, the Company had net capital, as defined, of $1,161,218, which was $911,218 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 123% at December 30, 2005.

For the year ended December 30, 2005, the Company was exempt from provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The (k)(2)(i) provision includes establishing a customer cash account for the exclusive benefit of the customer, which the Company utilizes for the transactions initiated by plans serviced by the Parent only. Included in cash at December 30, 2005, is $1,022 of cash segregated and secured in accordance with federal and other regulations.

For all remaining transactions, the Company did not hold customer cash or securities and cleared all transactions with and for customers on a fully disclosed basis with a clearing broker and dealer, and transmitted all customer funds and securities to the clearing broker which carries all of the accounts for such customers. The Company does not have balances which would be included in the reserve computation. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 30, 2005.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2006

GPC Securities, Inc.
1201 Peachtree Street
Atlanta, Georgia, 30361

In planning and performing our audit of the financial statements of GPC Securities, Inc. (the "Company") for the year ended December 30, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the

design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP